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                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                        Amendment No. 2--Final Amendment

                          CODDLE CREEK FINANCIAL CORP.
                          ----------------------------
                                (Name of Issuer)

                          CODDLE CREEK FINANCIAL CORP.
                       ----------------------------------
                       (Names of Persons Filing Statement)

                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                   191891100
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             George W. Brawley, Jr.
                              347 North Main Street
                              Mooresville, NC 28115

                                 (704) 664-4888
     ---------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                               John M. Cross, Jr.
              Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
                                 P.O. Box 26000
                              Greensboro, NC 27420
                                 (336) 373-8850
                           (336) 378-1001 (facsimile)

       This statement is filed in connection with (check the appropriate box):

       a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b. [_] The filing of a registration statement under the Securities Act of 1933.

       c. [x] A tender offer.

       d. [_] None of the above.

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       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

       Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

            Transaction Value*                   Amount of Filing Fee
            -----------------                    --------------------
            $250,800                             $20.29

            *Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $38.00 per share for the eligible common stock as of September 19, 2003 multiplied by our estimate of the maximum number of shares to be purchased (6,600).

       [x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

       Amount Previously Paid:    $20.29

       Form or Registration No.:  Schedule 13E-3

       Filing Party:   Coddle Creek Financial Corp.

       Date Filed:     October 1, 2003

       This Amendment No. 2 ("Final Amendment") to the Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on October 1, 2003 and Amendment No. 1 to the Schedule 13E-3 filed with the SEC on October 28, 2003 (as amended, the "Schedule 13E-3") by Coddle Creek Financial Corp. (the "Company"). This Schedule 13E-3 related to the offer by Coddle Creek Financial Corp., a North Carolina corporation, to purchase for cash all shares of the Company's common stock no par value held by stockholders who own 99 or less shares of common stock as of the close of business on September 19, 2003, pursuant to the Offer to Purchase dated October 1, 2003, as amended October 28, 2003, and the related Letter of Transmittal.

       The purpose of this Final Amendment is to report the results of the Offer, which expired at 12:00 p.m., Eastern Standard Time, on Monday, November 10, 2003. The information set forth in the Offer to Purchase, as amended October 28, 2003, and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the
Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Final Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the
Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

       Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

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The Offer expired at 12:00 p.m., Eastern Standard Time, on Monday, November 10,
2003. The Company received tenders of 7,032 shares of Common Stock in the Offer. All of these shares have been accepted by the Company, and payment has been made at the Offer price of $38.00 per share.

ITEM 16.    EXHIBITS.

      Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

      Exhibit No.        Description
      -----------        -----------

      16(a)(1)(i)        Offer to Purchase*

      16(a)(1)(i)(a)     Offer to Purchase dated October 1, 2003, as amended
                         October 28, 2003*

      16(a)(1)(ii)       Letter of Transmittal*

      16(a)(1)(iii)      Form of Letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees*

      16(a)(1)(iv)       Form of Letter to Clients for Use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees*

      16(a)(1)(v)        Instruction Form For Shares Held by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees*

      16(a)(1)(vi)       Form of Notice of Guaranteed Delivery*

      16(a)(1)(vii)      Letter to Shareholders from George W. Brawley, Jr.,
                         President and Chief Executive Officer, dated October 1,
                         2003.*

      16(a)(1)(viii)     Letter to Shareholders from George W. Brawley, Jr.,
                         President and Chief Executive Officer, dated October
                         28, 2003.*

      16(a)(5)           Press Release dated September 30, 2003.*

      16(a)(5)(a)        Press Release dated October 28, 2003.*

      16(a)(5)(b)        Press Release dated November 20, 2003.**

* The indicated exhibits were previously filed and are incorporated by reference.
** Attached hereto and incorporated by reference.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CODDLE CREEK FINANCIAL CORP.

                                     By: /s/ George W. Brawley, Jr.
                                         --------------------------
                                         George W. Brawley, Jr.
                                         President and Chief Executive Officer

Dated: November 20, 2003

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